EXHIBIT 15.1


CalEnergy Company, Inc.
Omaha, Nebraska

We have made a review, in accordance with standards established by the American Institute of Certified Public Accountants, of the unaudited interim financial information of CalEnergy Company, Inc. for the three months ended March 31, 1996 and 1995 as indicated in our report dated April 18, 1996; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above is being incorporated by reference in the Prospectus which is part of this Registration Statement on Form S-3.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act, is not considered a part of a Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.


DELOITTE & TOUCHE LLP
Omaha, Nebraska
July 12, 1996